UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No.     )*

Ethan Allen Interiors Inc.
(Name of Issuer)
Common stock
(Title of Class of Securities)

297602104
(CUSIP Number)

April 27, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 297602104                                            Page 2

1. Names of Reporting Persons. Patricia Wadors
2. Check the Appropriate Box if a member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 1,272,846(1)

7. Sole Dispositive Power

8. Shared Dispositive Power 1,272,846(1)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,846
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.1%(2)
12. Type of Reporting Person IN

(1) Consists of (i) an aggregate of 651,391 shares through three IRAs held by Patricia Wadors; (ii) an aggregate of 286,392 shares through two IRAs held by David Wadors; (iii) 306,393 shares jointly owned by Patricia Wadors and David Wadors; (iv) an aggregate of 2,670 shares through two IRAs for the benefit of children of Patricia and David Wadors; (v) an aggregate of 24,500 shares held by two trusts for which Patricia and David Wadors act as trustees and whose primary beneficiaries are Patricia and David Wadors' child and David Wadors' sister, respectively; and (vi) 1,500 shares held by the child of Patricia and David Wadors.

(2) Based on 24,936,800 shares of the Issuer’s common stock outstanding as of March 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019 filed with the Securities and Exchange Commission on February 4, 2020 and the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2020.

CUSIP No. 297602104                                            Page 3

1. Names of Reporting Persons. David Wadors
2. Check the Appropriate Box if a member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 1,272,846(1)

7. Sole Dispositive Power

8. Shared Dispositive Power 1,272,846(1)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,846
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.1%(2)
12. Type of Reporting Person IN

(1) Consists of (i) an aggregate of 651,391 shares through three IRAs held by Patricia Wadors; (ii) an aggregate of 286,392 shares through two IRAs held by David Wadors; (iii) 306,393 shares jointly owned by Patricia Wadors and David Wadors; (iv) an aggregate of 2,670 shares through two IRAs for the benefit of children of Patricia and David Wadors; (v) an aggregate of 24,500 shares held by two trusts for which Patricia and David Wadors act as trustees and whose primary beneficiaries are Patricia and David Wadors' child and David Wadors' sister, respectively; and (vi) 1,500 shares held by the child of Patricia and David Wadors.

(2) Based on 24,936,800 shares of the Issuer’s common stock outstanding as of March 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019 filed with the Securities and Exchange Commission on February 4, 2020 and the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2020.

CUSIP No. 297602104                                            Page 4

ITEM 1.

(a)	Name of Issuer:
Ethan Allen Interiors Inc.

(b)	Address of Issuer's Principal Executive Offices:
25 Lake Avenue Ext., Danbury, Connecticut

ITEM 2.

(a)	Name of Person Filing:
Patricia Wadors
David Wadors

(b)	Address of Principal Business Office, or if None, Residence:
968 Manor Way
Los Altos, CA 94024

(c)	Citizenship:
United States

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
297602104

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not applicable.

ITEM 4. OWNERSHIP.

Reference is hereby made to the responses to items 5-9 and 11 of pages 2 and 3 of this Schedule, which responses are incorporated herein by reference.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 297602104                                            Page 5

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 6, 2020

/s/ Patricia Wadors
Patricia Wadors

/s/ David Wadors
David Wadors

Exhibits.

Exhibit A	Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Ethan Allen Interiors Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: May 6, 2020

/s/ Patricia Wadors
Patricia Wadors

/s/ David Wadors
David Wadors